SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                       (Amendment No. 1)

              Crown Central Petroleum Corporation
                        (Name of Issuer)

                      Class B Common Stock
                 (Title of Class of Securities)

                             228219
                         (CUSIP Number)

                   John S. Graham, III, Esq.
              McGuire, Woods, Battle & Boothe LLP
                       Blaustein Building
                    One North Charles Street
                Baltimore, Maryland  21201-3793
                          (410) 659-4416
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         June 29, 1998
    (Date of Event Which Requires Filing of This Statement)

     If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

          Note.   Six  copies  of this statement,  including  all
     exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     American Trading and Production Corporation       52-0225924

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization       State of Maryland

     Number of           7) Sole Voting Power               0
     Shares Bene-
     ficially           8) Shared Voting Power              0
     Owned by
     Each                9) Sole Dispositive Power          0
     Reporting
     Person With         10)Shared Dispositive Power        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     0

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)        0%


14)  Type of Reporting Person (See Instructions)

     CO

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     ATAPCO, Inc.                                      51-0363543

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                             State of Delaware

     Number of           7) Sole Voting Power           591,629
     Shares Bene-
     ficially           8) Shared Voting Power        	      0
     Owned by
     Each                9) Sole Dispositive Power      591,629
     Reporting
     Person With         10)Shared Dispositive Power          0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     591,629

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)    11.45%

14)  Type of Reporting Person (See Instructions)

     CO

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Mary Jane Blaustein

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of           7) Sole Voting Power                 0
     Shares Bene-
     ficially           8) Shared Voting Power                0
     Owned by
     Each                9) Sole Dispositive Power            0
     Reporting
     Person With         10)Shared Dispositive Power          0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     0

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)        0%

14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Barbara B. Hirschhorn

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of           7) Sole Voting Power               2,257
     Shares Bene-
     ficially           8) Shared Voting Power             10,410
     Owned by
     Each                9) Sole Dispositive Power          2,257
     Reporting
     Person With         10)Shared Dispositive Power       10,410

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     12,667

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)     0.25%


14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Elizabeth B. Roswell

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of           7) Sole Voting Power               2,256
     Shares Bene-
     ficially           8) Shared Voting Power             10,410
     Owned by
     Each                9) Sole Dispositive Power          2,256
     Reporting
     Person With         10)Shared Dispositive Power       10,410

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     12,666

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)     0.25%


14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Ruth R. Marder

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of           7) Sole Voting Power                 908
     Shares Bene-
     ficially           8) Shared Voting Power                  0
     Owned by
     Each                9) Sole Dispositive Power            908
     Reporting
     Person With         10)Shared Dispositive Power            0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     908

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)    0.018%


14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Henry A. Rosenberg, Jr.

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of           7) Sole Voting Power             229,199
     Shares Bene-
     ficially           8) Shared Voting Power             10,410
     Owned by
     Each                9) Sole Dispositive Power         229,199
     Reporting
     Person With         10)Shared Dispositive Power       10,410

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     239,609

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)     4.50%


14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Judith R. Hoffberger

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of           7) Sole Voting Power                 419
     Shares Bene-
     ficially            8) Shared Voting Power                   0
     Owned by
     Each                9) Sole Dispositive Power            419
     Reporting
     Person With         10)Shared Dispositive Power            0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     419

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)    0.008%


14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Susan B. Berlow

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of               7) Sole Voting Power		0
     Shares Bene-
     ficially                8) Shared Voting Power		0
     Owned by
     Each                    9) Sole Dispositive Power		0
     Reporting
     Person With            10)Shared Dispositive Power		0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     0

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)        0%


14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Jeanne B. Bokor

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of              7) Sole Voting Power                 0
     Shares Bene-
     ficially               8) Shared Voting Power               0
     Owned by
     Each                   9) Sole Dispositive Power            0
     Reporting
     Person With            10)Shared Dispositive Power          0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     0

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)        0%


14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Louis B. Thalheimer

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of               7) Sole Voting Power               5
     Shares Bene-
     ficially                8) Shared Voting Power            68
     Owned by
     Each                    9) Sole Dispositive Power          5
     Reporting
     Person With            10)Shared Dispositive Power        68

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     73

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)    0.001%


14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Marjorie T. Coleman

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of              7) Sole Voting Power               0
     Shares Bene-
     ficially               8) Shared Voting Power            68
     Owned by
     Each                   9) Sole Dispositive Power          0
     Reporting
     Person With            10)Shared Dispositive Power       68

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     68

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)    0.001%


14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Elizabeth T. Wachs

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of              7) Sole Voting Power               0
     Shares Bene-
     ficially               8) Shared Voting Power            68
     Owned by
     Each                   9) Sole Dispositive Power          0
     Reporting
     Person With           10) Shared Dispositive Power       68

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     68

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)    0.001%


14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Edward L. Rosenberg

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of              7) Sole Voting Power          58,439
     Shares Bene-
     ficially               8) Shared Voting Power             0
     Owned by
     Each                   9) Sole Dispositive Power     58,439
     Reporting
     Person With           10) Shared Dispositive Power        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     58,439

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)     1.12%


14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Frank B. Rosenberg

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of              7) Sole Voting Power          47,345
     Shares Bene-
     ficially               8) Shared Voting Power             0
     Owned by
     Each                   9) Sole Dispositive Power     47,345
     Reporting
     Person With           10)Shared Dispositive Power          0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     47,345

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)     0.91%

14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Jeffrey A. Hoffberger

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of              7) Sole Voting Power             175
     Shares Bene-
     ficially               8) Shared Voting Power             0
     Owned by
     Each                   9) Sole Dispositive Power        175
     Reporting
     Person With           10)Shared Dispositive Power         0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     175

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)    0.003%


14)  Type of Reporting Person (See Instructions)

     IN

1)   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only)

     Russell J. Hoffberger

2)   Check  the  Appropriate  Row if a Member  of  a  Group  (See
     Instructions)
     (a) X
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Item 2(d)or 2(e)

6)   Citizenship or Place of Organization
                                        United States of America

     Number of           7) Sole Voting Power                   175
     Shares Bene-
     ficially            8) Shared Voting Power                   0
     Owned by
     Each                9) Sole Dispositive Power               175
     Reporting
     Person With         10)Shared Dispositive Power               0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     175

12)  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)    0.003%


14)  Type of Reporting Person (See Instructions)

     IN


     American Trading and Production Corporation ("American Trading"), ATAPCO, Inc. ("ATAPCO"), and the other undersigned persons who, together with American Trading and ATAPCO, make up the ATAPCO Group (the AGroup@) hereby amend the Schedule 13D (the ASchedule 13D@) filed February 14, 1992 with respect to the Class B Common Stock, $5.00 par value (the ACrown Class B Common Stock@) of Crown Central Petroleum Corporation, a Maryland corporation (ACrown@), which has its principal executive offices at One North Charles Street, Baltimore, Maryland, 21201.

     Items 2, 4, 5, 6 and 7 of the Schedule 13D are amended as set forth below.

Item 2.   Identity and Background

     This amendment is filed on behalf of the Group, which consists of the persons listed in the Schedule 13D except that
(i) ATAPCO, a subsidiary of American Trading formed after the filing of the Schedule 13D, now owns all of the Crown Class B Common Stock previously owned by American Trading, (ii) Ruth B. Rosenberg has died, (iii) the Estate of Morton K. Blaustein has been settled and Mary Jane Blaustein, Susan B. Berlow and Jeanne
B. Bokor are no longer members of the Group, and (iv) some of the executive officers and directors of American Trading have changed. The current Group members are as denoted on the following list. If no address is given, the person's business address is c/o American Trading and Production Corporation, One North Charles Street, Baltimore, Maryland 21201.

     A. American Trading and Production Corporation, a Maryland corporation, which has its principal offices at One North Charles Street, Baltimore, Maryland 21201. American Trading and its subsidiaries are engaged in oil and gas exploration, production and marketing; real estate ownership, management and development; office products and commercial sound and communications products manufacturing and distribution; and domestic and international distribution of proprietary electronic access control systems.

     The names of the executive officers (including officers in charge of principal business units, divisions and functions and officers who perform policy-making functions) and directors of American Trading, their business or residence addresses and their present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth below. If no business or residence address is given, the executive officer or director's business address is American Trading and Production Corporation, One North Charles Street, Baltimore, Maryland 21201.




     Louis B. Thalheimer        Chairman of the Board, Chief
                                Executive Officer and Director of
                                American Trading and Chairman of
                                the Board, Chief Executive
                                Officer and Director of ATAPCO

     Hans Fristedt              President, Chief Operating
                                Officer and Director of American
                                Trading and President of ATAPCO

     Sanford V. Schmidt         Senior Vice President and Chief
                                Administrative Officer of
                                American Trading

     Alan G. Choate             Vice President - Law, Assistant
                                Secretary and General Counsel of
                                American Trading and Secretary
                                and Director of ATAPCO

     Daniel B. Hirschhorn       Vice President and Controller and
                                Director of American Trading and
                                Vice President and Director of
                                ATAPCO

     G. Henry Koether           Vice President and Treasurer of
                                American Trading and Treasurer
                                and Director of ATAPCO

     Gary Yeldezian             Vice President, Senior Corporate
                                Counsel, Assistant Secretary of
                                American Trading

     Barry L. Miller            Vice President - Taxation of
                                American Trading

     Kenneth L. Cation          President, Security and
                                Communications Group of American
                                Trading

     Albert E. Fontenot, Jr.    President, Office Products Group
                                North America of American Trading

     Alan E. Kerry              President of American Trading
                                Real Estate Properties, Inc. and
                                American Trading Real Estate
                                Company, Inc.

     Tommie E. Yates            Vice President and General
     7676 Hillmont, Suite 350   Manager, Oil and Gas Division of
     Houston, TX 77040          American Trading

     Susan B. Berlow            Director of American Trading;
     9 East Melrose Street,     Self- Employed Journalist and
     Chevy Chase, MD 20815      Composer

     John S. Graham, III        Director of American Trading;
     McGuire, Woods, Battle &   Partner, McGuire, Woods, Battle &
     Boothe LLP                 Boothe LLP
     Blaustein Building         One James Center
     One North Charles Street   Richmond Virginia 23219
     Baltimore, MD  21101-
     3793

     David B. Hirschhorn        Director of American Trading;
                                retired

     William E. Mayer           Director of American Trading;
     500 Park Avenue, Suite     Partner, Development Capital,
     510, New York NY 10022     LLC, New York NY

     Malcolm S. McDonald        Director of American Trading;
     First Union National       retired
     Bank
     7 North 8th Street
     Richmond, VA  23219

     Edward L. Rosenberg        Director of American Trading;
     Crown Central Petroleum    Executive Vice President - Supply
     Corporation, Blaustein     and Transportation of Crown
     Building, One North        Central Petroleum Corporation
     Charles Street
     Baltimore, MD  21203

     Henry A. Rosenberg, Jr.    Director of American Trading and
     Crown Central Petroleum    Director of ATAPCO; Chairman of
     Corporation, Blaustein     the Board, President, Chief
     Building, One North        Executive Officer, Chief
     Charles Street             Operating Officer and Director of
     Baltimore, MD  21203       Crown Central Petroleum
                                Corporation

     Robert A. Roswell          Director of American Trading; Co-
     9009 Reisterstown Road,    Owner of Systems Source,
     Baltimore Maryland 21200   Baltimore Maryland

     Joshua Wachs               Director of American Trading
     DNC Political              Regional Desk Director, Political
     Department, 499 South      Department, Democratic National
     Capitol Street, S.E.       Committee
     Suite 104, Washington,
     D.C. 20003


B. ATAPCO, Inc., a Delaware Corporation, which has its principal offices at 220 Continental Drive, Suite 103, Newark,Delaware 19713. ATAPCO, a wholly-owned subsidiary of American Trading, is a holding company which holds the publicly traded securities owned by American Trading. The executive officers (including officers in charge of principal business units, divisions and functions and officers who perform policy-making functions) and directors of ATAPCO, their business or residence addresses and thier present principal occupation or employment and the name, pricipal business and address of any corporation or other organization in which such employment is conducted are set forth below. If no business or residence address is given, the executive officer or director's business address is American Trading and Production Corporation, One North Charles Street,
     Baltimore, Maryland, 21201.

     Louis B. Thalheimer        Chairman of the Board, Chief
                                Executive Officer and Director
                                of ATAPCO and Chairman of the
                                Board, Chief Executive Officer
                                and Director of American
                                Trading

     Hans Fristedt              President of ATAPCO and
                                President, Chief Operating
                                Officer and Director of
                                American Trading

     Daniel B. Hirschhorn       Vice President and Director of
                                ATAPCO and Vice President and
                                Controller and Director of
                                American Trading

     Alan G. Choate             Secretary and Director of
                                ATAPCO and Vice President -
                                Law, Assistant Secretary and
                                General Counsel of American
                                Trading

     G. Henry Koether           Treasurer and Director of
                                ATAPCO and Vice President and
                                Treasurer of American Trading

     Henry A. Rosenberg, Jr.    Director of ATAPCO and Director
     Crown Central Petroleum    of American Trading; Chairman
     Corporation, Blaustein     of the Board, President, Chief
     Building, One North        Executive Officer, Chief
     Charles Street             Operating Officer and Director
     Baltimore, MD  21203       of Crown Central Petroleum
                                Corporation

C.   Mary Jane Blaustein        Assistant Professor of
                                Psychiatry at Johns Hopkins
                                University School of Medicine,
                                Baltimore, Maryland 21218

D.   Barbara B. Hirschhorn      Not applicable

E.   Elizabeth B. Roswell       Not applicable

F.   Ruth R. Marder             Not applicable

G.   Henry A. Rosenberg, Jr.    Chairman of the Board,
     Crown Central Petroleum    President, Chief Executive
     Corporation, Blaustein     Officer, Chief Operating
     Building, One North        Officer and Director of Crown
     Charles Street,            Central Petroleum Corporation
     Baltimore, Maryland 21203

H.   Judith R. Hoffberger       Not applicable

I.   Susan B. Berlow            Self-Employed Journalist and
     9 East Melrose Street      Composer
     Chevy Chase, MD  20815

J.   Jeanne B. Bokor            Clinical Psychologist

K.   Louis B. Thalheimer        Chairman of the Board, Chief
                                Executive Officer and Director
                                of American Trading

L.   Marjorie T. Coleman        Not applicable

M.   Elizabeth T. Wachs         Not applicable

N.   Edward L. Rosenberg        Executive Vice President-Supply
     Crown Central Petroleum    and Transportation of Crown
     Corporation, Blaustein     Central Petroleum Corporation
     Building, One North
     Charles Street,
     Baltimore, Maryland 21203

O.   Frank B. Rosenberg         Senior Vice-President Marketing
     Crown Central Petroleum    of Crown  Central Petroleum
     Corporation, Blaustein     Corporation
     Building, One North
     Charles Street,
     Baltimore, Maryland 21203


P.   Jeffrey A. Hoffberger      Self-Employed Sound Engineer

Q.   Russell J. Hoffberger      Laundry Service Route
                                Supervisor, North Kingstown,
                                Rhode Island

     During the last five years, none of the American Trading or ATAPCO executive officers, directors or Group members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

     American Trading is a Maryland corporation and ATAPCO is a Delaware Corporation. Except for Hans Fristedt, who is a citizen of Sweden, all of the ATAPCO executive officers, directors and Group members are citizens of the United States of America.

Item 4.   Purpose of Transaction

     American  Trading  is  considering a recapitalization  which would divide the active businesses of American Trading among three groups of American Trading shareholders. If this recapitalization is effectuated, the shares of Crown currently held by ATAPCO would be transferred to a company that is presently a wholly owned subsidiary of American Trading and all of the shares of this subsidiary would be distributed to existing trusts for the benefit of certain descendants of Ruth B.
Rosenberg. The trustees of each of these trusts are Henry A. Rosenberg, Jr., Ruth R. Marder and Judith R. Hoffberger. A request was filed with the Internal Revenue Service on June 29, 1998 for certain tax rulings in connection with this recapitalization and split-up. This recapitalization and split-up would be subject to receipt of a favorable ruling from the Internal Revenue Service and various other conditions. There can be no assurance as to whether or when this transaction will occur.

Item 5.   Interest in Securities of the Issuer

     (a) In the aggregate, the Group beneficially owns 943,285 shares of Crown Class B Common Stock, which is 17.52% of the outstanding Crown Class B Common Stock.

     (b)  See Cover Pages, Items 7, 8, 9 and 10.

          Under the will of Alvin Thalheimer, First Union National Bank (AFirst Union@), a national banking association, is a trustee with Louis B. Thalheimer, Elizabeth T. Wachs and Marjorie T. Coleman of three trusts (the AAT Trusts@) for the benefit of Mr. Thalheimer, Mrs. Wachs and Mrs. Coleman, respectively. Under the AT Trusts, the trustees share voting and investment power over 68 shares of Crown Class B Common Stock held for the benefit of Mr. Thalheimer and 67 shares of Crown Class B Common Stock held for the benefit of each of Mrs. Wachs and Mrs. Coleman. First Union, the principal business of which is general banking and financial services, is located at 7 St. Paul Street, 2nd Floor, Baltimore, Maryland 21202.

     During the last five years, First Union has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (c) Other than the acquisitions of 155 shares by Henry A. Rosenberg, Jr. and of 50 shares by Frank B. Rosenberg through the Crown Central Petroleum Corporation Employees Savings Plan and the Crown Central Petroleum Corporation Employees Supplemental Savings Plan, there were no Class B Common Stock transactions effected during the past 60 days by the persons named in response to paragraph (a).

     (d)  None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     All of the outstanding stock of American Trading is owned by the descendants of Louis Blaustein, and by trusts for the benefits of descendants of Louis Blaustein whose trustees are (with certain exceptions) descendants of Louis Blaustein or their spouses, many of whom also own shares of Crown Class B Common Stock. With American Trading and ATAPCO, those persons constitute the Group.

     Barbara  B.  Hirschhorn, Elizabeth B.  Roswell  and  Nancy  P.
Blaustein are trustees under three trust agreements of Hilda K. Blaustein, each dated June 28, 1973 (the AHKB Trusts@), for the benefit of Mary Jane Blaustein, Barbara B. Hirschhorn and Elizabeth
B. Roswell, respectively. Under the HKB Trusts, the trustees share voting and investment power over a total of 10,410 shares of Crown Class B Common Stock held for the benefit of Mrs. Blaustein and Mrs. Hirschhorn and Mrs. Roswell.

     Louis Blaustein's grandson, Henry A. Rosenberg, Jr., who is the Chairman, President and Chief Executive Officer and Chief Operating Officer of Crown, and a director of American Trading and a director of ATAPCO, individually owns 78,493 shares of Crown Class B Common Stock and owns options which, if exercised, would entitle him to acquire a further 150,706 shares of Crown Class B Common Stock. Henry A. Rosenberg Jr.'s sons, Edward L. Rosenberg (the Executive Vice President - Supply and Transportation of Crown and a director of American Trading) and Frank B. Rosenberg (Senior Vice President - Marketing of Crown) individually own 24,420 shares and 17,552 shares of Crown Class B Common Stock, respectively, and individually own options which, if exercised, would entitle each of them to acquire a further 34,019 and 29,793 shares of Crown Class B Common Stock, respectively.

     Louis Blaustein's granddaughters, Ruth R. Marder and Judith R. Hoffberger individually own 908 and 419 shares, respectively, of Crown Class B Common Stock. Mrs. Hoffberger's sons, Jeffrey A. Hoffberger and Russell J. Hoffberger, each own 175 shares of Crown Class B Common Stock.

     The Estate of Morton K. Blaustein (the "MKB Estate") has been settled. The shares previously held by the MKB Estate for the benefit of Mary Jane Blaustein, Susan B. Berlow, and Jeanne B. Bokor were sold by the MKB Estate, and Mesdames Blaustein, Berlow and Bokor no longer have any beneficial interest in any shares of Crown Class B Common Stock.

     In addition to serving as trustees of the HKB Trusts, Mr. Blaustein's sisters, Barbara B. Hirschhorn and Elizabeth B. Roswell, individually own 2,257 and 2,256 shares, respectively, of Crown Class B Common Stock. Mrs. Hirschhorn's husband, David Hirschhorn, is a director of American Trading. Her son, Daniel
Hirschhorn, is Vice President and Controller and a director of American Trading, and is a Vice President and a director of ATAPCO. Mrs. Roswell's son, Robert Roswell, is also a director of American Trading.

     Louis B. Thalheimer, Elizabeth T. Wachs and Marjorie T. Coleman are the children of Louis Blaustein's grandson, Herbert Thalheimer. Mr. Thalheimer is the Chairman of the Board and Chief Executive Officer and a director of American Trading and is Chairman of the Board, Chief Executive Officer and a director of ATAPCO, and individually owns 5 shares of Crown Class B Common stock. With First Union, Mr. Thalheimer, Mrs. Wachs and Mrs. Coleman are trustees of the AT Trusts, which were established for their benefit. See Item 5(b).

Item 7.   Material To Be Filed As Exhibits

     Exhibit 1 B Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f).

     Exhibit  2 B Powers of Attorney (previously filed; see Exhibit
List).
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   AMERICAN  TRADING AND PRODUCTION
                                   CORPORATION

July 1, 1998                       By: /s/ Louis B. Thalheimer
                                   Name:     Louis B. Thalheimer
                                   Title:   Chairman   and    Chief
                                   Executive   Officer

                                   ATAPCO, Inc.

July 1, 1998                       By: /s/ Hans Fristedt
                                   Name:     Hans Fristedt
                                   Title: President

July 1, 1998                       Mary Jane Blaustein*
                                   Mary Jane Blaustein

July 1, 1998                       Barbara Hirschhorn*
                                   Barbara Hirschhorn

July 1, 1998                       Elizabeth B. Roswell*
                                   Elizabeth B. Roswell

July 1, 1998                       Ruth R. Marder*
                                   Ruth R. Marder

July 1, 1998                       Henry A. Rosenberg, Jr.*
                                   Henry A. Rosenberg, Jr.

July 1, 1998                       Judith R. Hoffberger*
                                   Judith R. Hoffberger

July 1, 1998                       Susan B. Berlow*
                                   Susan B. Berlow

July 1, 1998                       Jeanne B. Bokor*
                                   Jeanne B. Bokor

July 1, 1998                       /s/ Louis B. Thalheimer
                                   Louis B. Thalheimer

July 1, 1998                       Marjorie T. Coleman*
                                   Marjorie T. Coleman

July 1, 1998                       Elizabeth T. Wachs*
                                   Elizabeth T. Wachs

July 1, 1998                       Edward L. Rosenberg*
                                   Edward L. Rosenberg

July 1, 1998                       Frank B. Rosenberg*
                                   Frank B. Rosenberg

July 1, 1998                       Jeffrey A. Hoffberger*
                                   Jeffrey A. Hoffberger

July 1, 1998                       Russell J. Hoffberger*
                                   Russell J. Hoffberger

                                   /s/ Louis B. Thalheimer
                                   *Louis B. Thalheimer
                                   Attorney-in-fact

                             EXHIBITS

Exhibit                                           Sequentially
Number         Description                        Numbered Page

1              Agreement relating to the filing
               of joint acquisition statements
               as required by Rule 13d-1(f)

2              Powers of Attorney filed as
               Exhibit 2 to Schedule 13D filed
               with the Securities and Exchange
               Commission on February 14, 1992 with
               respect to Crown Class B Common Stock
               are incorporated herein by
               reference.


                                                          EXHIBIT 1


     Each of the undersigned persons certifies that such person is individually eligible to use Schedule 13D for reporting such person=s ownership of Class B Common Stock of Crown Central Petroleum Corporation, that the information concerning such person contained in Amendment No. 1 to Schedule 13D is complete and accurate and that such person does not know or have any reason to believe that information with respect to any of the other undersigned persons making the filing is inaccurate. Each of the undersigned persons acknowledges and agrees that Amendment No. 1 to
Schedule 13D is filed on behalf of all of the undersigned persons.

                               AMERICAN   TRADING  AND  PRODUCTION
                               CORPORATION

July 1, 1998                   By:    /s/ Louis B. Thalheimer
                               Name: Louis B. Thalheimer
                               Title:  President, Chief  Executive
                               Officer

                               ATAPCO, Inc.

July 1, 1998                   By:    /s/  Hans Fristedt
                               Name: Hans Fristedt
                               Title: President

July 1, 1998                   Mary Jane Blaustein*
                               Mary Jane Blaustein

July 1, 1998                   Barbara B. Hirschhorn*
                               Barbara B. Hirschhorn

July 1, 1998                   Elizabeth B. Roswell*
                               Elizabeth B. Roswell

July 1, 1998                   Ruth R. Marder*
                               Ruth R. Marder

July 1, 1998                   Henry A. Rosenberg, Jr.*
                               Henry A. Rosenberg, Jr.

July 1, 1998                   Judith R. Hoffberger*
                               Judith R. Hoffberger

July 1, 1998                   Susan B. Berlow*
                               Susan B. Berlow

July 1, 1998                   Jeanne B. Bokor*
                               Jeanne B. Bokor

July 1, 1998                   /s/ Louis B. Thalheimer
                               Louis B. Thalheimer

July 1, 1998                   Marjorie T. Coleman*
                               Marjorie T. Coleman

July 1, 1998                   Elizabeth T. Wachs*
                               Elizabeth T. Wachs

July 1, 1998                   Edward L. Rosenberg*
                               Edward L. Rosenberg

July 1, 1998                   Frank B. Rosenberg*
                               Frank B. Rosenberg

July 1, 1998                   Jeffrey A. Hoffberger*
                               Jeffrey A. Hoffberger

July 1, 1998                   Russell J. Hoffberger*
                               Russell J. Hoffberger

                               /s/ Louis B. Thalheimer
                               *Louis B. Thalheimer
                               Attorney-in-fact